Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

For All American Managers

Subject: Tom Horton, Doug Parker Testify on Benefits of Proposed Merger

Summary

This morning, Tom Horton and Doug Parker testified before the Senate Judiciary Committee in a hearing on how a potential American-US Airways merger will positively affect industry competition and consumers, and why it represents a beneficial outcome for the customers, people and financial stakeholders of both airlines.

The hearing, hosted by the Subcommittee on Antitrust, Competition Policy and Consumer Rights, is characteristic of the merger process for large companies, and both airlines are committed to working with the Justice Department to effectively demonstrate the competitive benefits of the proposed merger. Today’s hearing represents continued progress in our path toward receiving merger approval.

Key Points

•	Antitrust hearings are customary when large corporations seek a combination, and today’s hearing marks another step in our pursuit of a merger.

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In February, Gary Kennedy, Senior Vice President, General Counsel & Chief Compliance Officer, AMR Corporation and American Airlines, and Stephen Johnson, Executive Vice President, Corporate and Government Affairs, US Airways, testified before the House Subcommittee on Regulatory Reform, Commercial and Antitrust Law on why the combination of American Airlines and US Airways represents the best path forward for the stakeholders of both companies. At that time, we expected the Senate to hold a similar hearing on why the proposed merger is good for consumers and good public policy.

•	The testimony from Tom and Doug emphasizes the benefits and appropriateness of the proposed merger, which will help put American back on top and set a new standard of industry excellence.

•	Following are some highlights from today’s testimony. Tom’s and Doug’s joint statement to the Senate Judiciary Committee Subcommittee is available on newAmericanarriving.com.

Testimony Highlights

•	American is completing one of the most successful restructurings in history.

“Thanks to the extraordinary efforts of our people… American is on the verge of completing one of the most successful corporate restructurings ever. We’ve renegotiated debt and leases, optimized our fleet and facilities and achieved certainty and stability with long-term contracts in place with each of our labor unions. We also strengthened our network and oneworld alliance partnerships, invested in leading products and services and a new, modern fleet to better deliver for customers.” – Tom Horton

•	With this solid foundation, now is the right time to pursue a merger.

“We are proud of this result and, now that we have put our own house in order,

our merger with US Airways will create the new American Airlines, a global competitor worthy of bearing the name of our country as America’s flag carrier. Flying under the iconic American Airlines brand, it will be positioned to compete – not just against other domestic carriers but against the best the world has to offer.” – Tom Horton

•	The proposed merger was carefully evaluated and would create value for everyone.

“American began to look at merger alternatives using a disciplined, fact-based process. Everyone involved, including labor unions of both companies and our ad hoc committee of bondholders, agreed that a merged American and US Airways would deliver a range of benefits and improved stability in an industry that greatly needs it.” – Tom Horton

•	American and US Airways have highly complementary networks, which is a significant strength of the merger.

“Out of over 900 domestic nonstop routes, American Airlines and US Airways have only 12 nonstop overlaps. By combining these networks, we will provide thousands of passengers better alternatives by creating over 1300 new connecting opportunities and the potential to access numerous cities world-wide served by one carrier but not the other.” – Doug Parker

•	Customers will benefit from the combined carrier.

“Airline passengers want broader networks capable of getting them to more places, more efficiently. In response to that demand, Delta merged with Northwest and United merged with Continental. Southwest responded to the same consumer demand when it acquired AirTran. All three transactions were cleared by the Justice Department because those combinations created substantial passenger benefits with minimal competitive overlap. By combining American and US Airways, the new American Airlines will build the network that passengers have told us they want, one that will compete more effectively with the other networks’ airlines, as well as low cost carriers.” – Doug Parker

•	The new American will be a financially stronger company, and our people and shareholders will benefit from the combined company’s improved stability.

“We expect to generate over $1 billion in net synergies, primarily due to increased revenues from new passengers taking advantage of our broader network and improved service. That improved financial performance will provide American’s bankruptcy creditors an enhanced opportunity for full recovery. That financial stability also will provide very significant benefits to our employees including better pay and benefits; more jobs and greatly improved job security; and better opportunities for advancement.” – Doug Parker

•	A combination between the two airlines will actually enhance the competitive nature of the industry.

“Although it will be the largest airline in the U.S., the new American Airlines will have less than 25 percent of domestic available seats miles (an industry measure of capacity) and will compete against the nationwide networks of Delta with 21 percent share, United with 19 percent and Southwest with 19 percent. The new American Airlines will also compete against Southwest’s significantly lower cost structure and a host of successful smaller but fast growing, lower cost airlines including JetBlue, Spirit, Allegiant and Virgin America.” – Doug Parker

•	The end result is a competitive new American where everyone wins.

“The new American will take flight in what continues to be one of the most intensely competitive industries in the world. There is nothing that our people want more than to put American back on top as a fierce competitor that will set a new standard of excellence, and that is exactly what this merger will do.” – Tom Horton

Resources

•	Find Tom and Doug’s full joint statement at newAmericanarriving.com.

•	Visit the Merger space on new Jetnet for more information about the planned merger between American and US Airways.

Subject Matter Expert Mike Trevino, Communications, Michael.Trevino@aa.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.